UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 4, 2020

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 4. Changes in Issuer’s Certifying Accountant

Changes in Issuer’s Certifying Accountant

Effective November 1, 2020, the audit practice of Squar Milner LLP (“Squar Milner”), an independent auditor, was combined with Baker Tilly US, LLP (“Baker Tilly”) in a transaction pursuant to which Squar Milner combined its operations with Baker Tilly and certain of the professional staff and partners of Squar Milner joined Baker Tilly either as employees or partners of Baker Tilly. As a result, effective November 1, 2020, Squar Milner resigned as the auditors of BRIX REIT, Inc. (the “Company”), and with the approval of the Company’s Board of Directors, Baker Tilly was engaged as the Company’s independent auditor on December 4, 2020.

Prior to engaging Baker Tilly, the Company did not consult with Baker Tilly regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Baker Tilly on the Company’s financial statements, and Baker Tilly did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of independent auditor of Squar Milner dated June 12, 2020 regarding the Company’s financial statements as of and for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for the emphasis of matter regarding going concern.

During the years ended December 31, 2019 and 2018, and during the interim period from the end of the most recently completed year through November 1, 2020, the effective date of resignation, there were no disagreements with Squar Milner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Squar Milner, would have caused it to make reference to such disagreement in its reports.

The Company provided Squar Milner with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Squar Milner furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter, dated December 4, 2020, is filed as Exhibit 9.1 (which is incorporated by reference herein) to this Current Report on Form 1-U.

Exhibits

9.1    Letter from Squar Milner LLP dated December 4, 2020

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: December 4, 2020